Edward M. Kelly, Senior Counsel
Shelly Haywood, Staff Attorney

Office of Manufacturing and Construction

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 30, 2019

Re:	ERC Homebuilders 1, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed August 20, 2019
File No. 24-10987

Dear Mr. Kelly and Ms. Haywood,

Thank you for your comments dated October 3, 2019 regarding the Offering Statement of ERC Homebuilders 1, Inc. (the “Company”) and our telephone conversation with you on Oct. 28, 2019 regarding the submission of this correspondence.

We appreciate the opportunity to respond to your comments.

1. According to the Results of Operations section, monthly operating expenses approximating $80,000 per month, accrued monthly operating expenses, and interest on accrued monthly operating expenses, will be paid to ERC Parent starting at the commencement of this offering. If these expenses will be paid from the proceeds of this offering, please clarify in the Use of Proceeds section.

We note that the management services agreement has been modified. One modification includes a change to the management fee, which will now be calculated as 3% of assets under development. This will accordingly impact monthly expenses and, until there is around $30,000,000 in assets under development, lower those expenses. We have included a revised use of proceeds table as attachment to this letter and note that these expenses are included in “Development period overhead”.

2. We note your response to Comments nine and ten in our August 5, 2019 letter. We remain concerned that ERC Parent should be listed as co-issuer and that the Operating Subsidiaries' offerings should be aggregated. Please tell us how the Operating Subsidiaries' offerings are distinct investment opportunities. In your response, address the following:

• tell us what costs are included in the "indirect capitalized costs" that will be "reimbursed proportionally to the entity to which they relate." See page 26 of the Offering Circular and Section 5(ii) of the Management Services Agreement. We also note your statement on page 33 of the Offering Circular that "ERC Homebuilders 1 and ERC Homebuilders 2 will reimburse ERC Parent for the services of the officers in accordance with the Management Services Agreement;" however, the Management Services Agreement does not explicitly address the officers' compensation.

• that ERC Parent will license to the Operating Subsidiaries the intellectual property and business concepts and design necessary to develop single family home communities for lease or sale on the locations that the Operating Subsidiaries acquire.

• that the Operating Subsidiaries rely on the same management team from ERC Parent and the boards of the Operating Subsidiaries are composed of the directors and officers of ERC Parent.

• that, because of your lack of revenue, proceeds from the offering will be paid directly to ERC Parent, including for monthly operating expenses approximating $80,000 per month, accrued monthly operating expenses, interest on accrued monthly operating expenses, and a $80,000 monthly management fee.

We note as per our discussion on October 28, 2019, ERC Homebuilders 2, Inc. will be withdrawing its offering statement under Regulation A, Tier 2 and will not pursue an offering at the present time. As a result, the only investment opportunity now available under Regulation A will be ERC Homebuilders 1, Inc. The Company is prepared to provide additional information with respect to ERC Parent in the offering statement.

In addition, we note the following:

•	Under the revised management services agreement, the Company will no longer be responsible for indirect capital costs. Further, the Company will not reimburse ERC Parent for services of ERC Parent’s officers.
•	Initially, ERC Parent and the Company will continue to have the same management team, and the board of ERC Homebuilders 1 will be composed of directors and officers of ERC Parent.
•	As discussed above, under the revised management services agreement, the manager will be paid based on percentage of assets under development. Therefore, the Company’s monthly costs will go down initially.
•	We also note that the reference to any intellectual property licensing will be deleted as neither the Company nor ERC Parent have any intellectual property and no licensing arrangement exists.

3. We note your risk factor disclosure on page 11 that "[t]he company intends to secure mortgage financing to fund up to 70% of its first South Florida developments and plans to use debt financing to develop and construct subsequent Build-for-Rent properties." Please advise how the Operating Subsidiaries intend to obtain mortgage financing given their limited capital and assets, including whether ERC Parent will be responsible for obtaining such financing and whether ERC Parent will serve as a guarantor.

The Company intends to have sufficient equity on its own to procure mortgages. However, to the extent that is not possible, the Company may need to rely on guarantees from other entities and individuals, which may include ERC Parent. The disclosure on page 11 will be revised accordingly.

Thank you again for the opportunity to respond to your questions to the Offering Statement of ERC Homebuilders 1. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law, LLP

cc: Gerald Ellenburg

Chief Executive Officer

ERC Homebuilders 1, Inc.

2738 Falkenburg Road South

Riverview, FL 33578

Attachment 1:

USE OF PROCEEDS TO ISSUER

The following discussion addresses the use of proceeds from this offering. The company currently estimates that, at a per share price of $6, the net proceeds from the sale of the 8,333,333 shares of Class A Preferred Stock will likely be $44,500,000 after deducting the estimated offering expenses of approximately $5,500,000.

The following table breaks down the use of proceeds into different categories under various funding scenarios:

Gross Proceeds	$1,000,000	$12,500,000	$25,000,000	$50,000,000
Estimated offering expenses (1)	$360,000	1,625,000	$2,750,000	$5,500,000
Net Proceeds	$640,000	$10,875,000	$22,250,000	$44,500,000
Management Fee (2 years pro rata) (This includes operating expense that is incurred during the development and construction of the initial site(s) and the management fee (2))	$30,000	$810,000	$1,620,000	$3,350,000
8% preferred return reserve (18 months reserved for dividend payments to investors)	$120,000	$1,500,000	$3,000,000	$6,000,000
Land & building improvements, engineering and construction (3)	300,000	$8,100,000	$16,200,000	$33,500,000
Working capital*	$190,000	$465,000	$1,430,000	$1,650,000
Total use of proceeds	$1,000,000	$12,500,000	$25,000,000	$50,000,000

(1) Estimated offering expenses include legal, accounting, printing, advertising, broker-dealer fees and commissions, marketing and state notice fees and other expenses of this offering.

(2) The management fee under the Management Services Agreement was estimated based off of the land & building improvements, engineering and constructions and assumed the immediate deployment of capital and a 70% leverage ratio.

(3) Some of the proceeds may be used to acquire assets currently owned by eRC Homes, LLC and by eRC Homes Capital, LLC, both companies controlled by the Company’s Chairman / CEO and President / COO. All such transactions will be made at the selling entity's cost.

* 25% of gross proceeds are allocated to working capital. The above estimates for overhead improvements and working capital are subject to change based upon the timing and amounts of gross proceeds and development timetables.